

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2014

Via E-mail
Michael D. Davis
Chief Executive Officer
Alpha Energy, Inc.
600 17th Street
Suite 2800 South
Denver, CO 80202

> **Re:** **Alpha Energy, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 1, 2014**
> **File No. 333-197642**

Dear Mr. Davis:

We have reviewed your response letter dated September 23, 2014 as well as your amended registration statement and have the following additional comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 Filed October 1, 2014

Description of Business and Property, page 15

Business Strategy, page 15

1.   We note your response to prior comment 12 from our letter to you dated August 20, 2014 and we reissue such comment in part. Please disclose in your filing the information provided in your supplemental response to this comment.

MD&A of Financial Condition and Results of Operations, page 16

Plan of Operation, page 17

2.   We note your response to prior comment 14 and we reissue such comment in part. Notwithstanding the disclosure added regarding your intent to seek development partners and your intent to serve as the designated operator, please disclose in your filing the rest of the information provided in your supplemental response to this comment.

3.   We note your response to prior comment 15 and we reissue such comment in part. Please disclose in your filing a timeline for your first phase of operation.

4.   In your response to prior comment 16, you supplementally disclose that "the funds from this offering will be used for oil and gas lease acquisitions" and that the "[f]unds from this offering will accomplish the lease acquisition phase . . ." Assuming that the funds for acquisition are within the use of proceeds line item "Production & Development," please confirm in your filing that $14,500, the amount allocated to "Production & Development" under a 25% shares sold scenario, will be sufficient to accomplish the "lease acquisition phase." Please also disclose in your filing the rest of the assertions you make in response to this comment.

5.   We note your response to prior comment 17 and we reissue such comment. Notwithstanding your anticipated operations, you currently have no revenue or any history of revenue. Please remove any disclosure that indicates otherwise.

Our Management, page 19

Directors, Executive Officers, Promoters and Control Persons, page 19

6.   We reiterate prior comment 18 with regard to Mr. Kemp. Indicate the specific positions he has held during the past five years, the employer and nature of the business. Statements that he "was involved with a major expansion" are not sufficient.

7.   We note your response to prior comment 18 and we reissue such comment in part. In accordance with Item 401(e) of Regulation S-K, please briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that Mr. Davis should serve as a director, in light of the registrant's business and structure.

Notes to Audited Financial Statements

Note 4 – Stock, page F-10

8.   We note you valued the 7,977,000 shares of common stock issued in exchange for services provided in 2013 at par value because you "had not yet begun issuing stock for

cash or other assets and, as a result, there was an undetermined market price per share." Please tell us how you considered valuing these transactions based on the fair value of the services provided. With your response, please provide us with an analysis that supports your measurement methodology. Refer to FASB ASC 505-50-30.

Recent Sales of Unregistered Securities, page II-1

9. We note your response to prior comment 23 and we reissue such comment. Please disclose in your filing the information provided in your supplemental response to this comment.

Exhibits

10. Please file as exhibits your Articles of Incorporation, Subscription Agreement, and Code of Ethics. Further, please indicate in your exhibit index any exhibit that has already been filed.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721, or Ethan Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me, at (202) 551-3740, with any other questions.

Sincerely,

/s/ Ethan Horowitz *for*

H. Roger Schwall
Assistant Director

cc: Mr. Harold P. Gewerter, Esq.